1. **Organization and Business**

    Bayes Capital LLC (the "Company"), a Delaware limited liability company, was formed in July 2011 and received approval to operate as a licensed broker dealer on January 29, 2013. The Company is a wholly owned subsidiary of BCM Holdings LLC (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). It maintains its main branch office in the state of New Jersey. In addition, the Company is registered in several other states. The Company will continue in perpetuity unless it meets certain criteria as stipulated in the agreement.

    The Company is an institutional introducing broker. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold customer funds or safe keep customer securities. Electronic Transaction Clearing, Inc. ("ETC") and Industrial and Commercial Bank of China ("ICBC") are the Company's clearing brokers.

    Bayes Capital LLC also licenses pre-trade compliance and routing system from an independent third party. Bayes then executes trades on behalf of other broker-dealers that use the compliance and routing software to execute equity transactions.

2. **Summary of Significant Accounting Policies**

    The financial statements of the Company have been prepared inaccordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

    Use of Estimates

    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

    Cash

    At December 31, 2015, cash includes amounts on hand and on deposit at financial institutions.

    Clearing Deposits

    Clearing deposits include minimum cash deposit requirements between the Company and its clearing brokers, ETC and ICBC.

    Receivable from Clearing Organizations

    Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

    Revenue Recognition

    The financial statements of the Company are prepared on the accrual basis of accounting; accordingly, commission income is recognized when earned and in accordance with the terms of the agreements directly between the Company and its clients. For 2015, the revenue earned pursuant to such agreements amounted to $19,189,284.

    Sales commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

2.   **Summary of Significant Accounting Policies (continued)**

IncomeTaxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will besustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2015, the Parent's U.S. federal return and state returns for the years 2012 onward are open under the normal statute of limitations. As of December 31, 2015, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3.   **Related-Party Transactions**

The Company has entered into an expense sharing agreement with the Parent, under which the Company does not pay directly for any, rent, regulatory, consulting, travel or general office expenses. In 2015, the Company was charged $37,998 pursuant to the terms of this agreement. There were no amounts due the Parent at December 31, 2015. In addition, the Company and Parent may pay expenses on each other's behalf, which are subsequently reimbursed. As of December 31, 2015, there were no amounts due from the Company to the Parent and there were no amount due to the Company from the Parent. As of December 31, 2015, $973 was due to the Company from the Parent.

4.   **Concentration of Credit Risk and Financial Instruments with Off-Balance-Sheet Credit Risk**

The Company's cash balance, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

4. **Concentration of Credit Risk and Financial Instruments with Off-Balance-Sheet Credit Risk (continued)**

    In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreement between the Company and its clearing brokers provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debt balances, and payment and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

    The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

5. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1),which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $347,299, which was $251,376 in excess of its required net capital of $95,923. The Company's aggregate indebtedness to net capital ratio was 4.14 to 1.

6. **Report Location**

    A copy of the Company's most recent financial statements is available for examination at the principal offices of Bayes Capital, LLC located at 54 Jefferson Avenue, Westwood, NJ and at the regional office of the Commission for the North region.

7. **Subsequent Events**

    Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. The Company has evaluated subsequent events through February 26, 2016, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.